Luis Rodolfo Capitanachi Dagdug, CFO                      David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                   312-780-7204
luis.capitanachi@tmm.com.mx                                     dgutierrez@dresnerco.com

Mauricio Monterrubio, Investor Relations
011-52-55-5629-8866
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS 2021 THIRD QUARTER FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2021 Third Quarter Results Include:

o	Stockholders’ Equity of $2,084.5 million.
o	Financial Debt of 12.2 percent from Stockholders’ Equity.
o	Accumulated Financial expenses decreased 29.8 percent.
o	Consolidated revenues increased 23.5 percent.
o	Long-term contract for 3 specialized vessels (Mud-vessels).

Mexico City, October 28, 2021 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the third quarter of 2021.

José F. Serrano, Chairman of Grupo TMM, said, “With its proven experience and the confidence of its clients, Grupo TMM is capitalizing on opportunities by carrying out projects such as the hiring of specialized vessels (Mud-vessels), as well as forming strategic alliances with world-renowned companies to commercialize fuels in the national territory.

“The Company continues its financial recovery quarter by quarter in both revenues and EBITDA, thanks to the generation of new ship contracts, the restart of cruise agency activities, the rebound in work at the Shipyard, as well as the increase in bulk carrier trips to South America.

“The General Management and its collaborators continue to focus on increasing the market share of the Company's businesses, offering its clients integrated transportation, logistics, warehousing and distribution services; relying on the strategies of technological transformation, cost optimization and customer diversification.”

THIRD-QUARTER 2021 OPERATING AND FINANCIAL RESULTS
Consolidated revenue in the third quarter of 2021 was $371.3 million, compared to $271.3 million in the same period of the previous year.  Consolidated revenue for the first nine months of 2021 was $940.3 million compared to $906.6 million for the same period of the previous year.  The Company continues its recovery trend quarter by quarter, thanks to at the start of operation of the specialized vessels recently hired by one of our main clients, also its diversification and customer service strategy, and the gradual reactivation of the economy, as well as of the energy industry.

The consolidated operating result in the third quarter of 2021 resulted in a loss of $11.2 million, $11.0 million of which was from non-recurring operations.  The consolidated operating result in the first nine months of 2021 resulted in a loss of $142.9 million, of which $69.6 million was from non-recurring operations, representing 48.7 percent, mainly due to the sale of the chemical tanker “Olmeca” during the first quarter of the year.

Maritime revenue in the third quarter 2021 was $287.5 million compared to $171.4 million in the same period of the previous year, mainly due to the start of operations of the three specialized vessels called Mud-Vessels, a greater number of calls in the bulk carrier segment, and a greater number of jobs in the shipyard derived from the gradual recovery of the industry, partially offset by the decrease in volume transported in parcel tankers.  Maritime revenue in the first nine months of the year was $670.3 million, compared to $553.7 million for the same period of the previous year.

Maritime operating income in the third quarter of 2021 was $40.5 million compared to $15.2 million in the same period of the previous year. During the first nine months of 2021, Maritime operating income was $60.2 million compared with $37.8 of the same period last year.
Maritime EBITDA in the third quarter of 2021 was $44.2 million and EBITDA margin was 15.4 percent.  For the first nine months 2021, Maritime EBITDA was $72.6 million and accumulated EBITDA margin was 10.8 percent.

Ports and Terminals revenues in the third quarter of 2021 was $51.2 million, compared to $69.1 million for the same period of the previous year.  During the first nine months of 2021, Ports and Terminals revenue was $177.4 million, still being affected by the prolonged impact of the COVID-19 pandemic.

Ports and Terminals operations results in the quarter resulted in a loss of $5.6 million, compared to a loss of $14.4 million reported in the same period of the previous year.  During the first nine months of 2021, the operating result of the Ports and Terminals registered a loss of $14.7 million.

Ports and Terminals EBITDA in the third quarter of 2021 was $1.3 million.  For the first nine months 2021, Ports and Terminals EBITDA was $11.2 million and accumulated EBITDA margin was 6.3 percent.

Warehousing Services revenue was $32.6 million in the third quarter of 2021.  During the first nine months of 2021, Warehousing Services revenue was $92.5 million.

DEBT
As of September 30, 2021, Grupo TMM’s net debt was $178.4 million, and our cash position was $76.2 million. Additionally, the cost of debt decreased 29.8 percent.

Total Debt*
– Millions of Mexican Pesos –
	As of 9/30/21	As of 12/31/20
Short-Term Debt	$180.8	$129.1
Long-Term Debt	73.8	53.6
Total Debt	$254.6	$182.7
Cash	76.2	143.0
Net Debt	$178.4	$39.7

Short-Term Leases	$64.1	$58.2
Long-Term Leases	253.6	297.3
Leases IFRS 16	$317.7	$355.5

Stockholders’ Equity	$2,084.5	$2,247.4
Book value per share	$20.4	$22.0
*Book Value

Headquartered in Mexico City, Grupo TMM is a Mexican Maritime-management transportation and logistics Company.  Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics.  For more information on Grupo TMM, please visit the company’s web site at www.grupotmm.com.  The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	September 30,	December 31,
	2021	2020

Current assets:
Cash and cash equivalents
Cash in cash and banks	33.5	50.1
Cash and temporary investments	0.9	53.1
Restricted cash	41.9	39.7
Total cash and cash equivalents	76.2	143.0
Accounts receivable
Accounts receivable – Net	379.9	228.6
Other accounts receivable	78.7	60.8
Taxes to be recovered	254.7	203.5
Prepaid expenses and others current assets	101.4	86.3
Total current assets	891.0	722.2
Taxes to be recovered long term	238.0	238.0
Property, machinery and equipment	2,785.6	2,894.8
Cumulative Depreciation	(320.3)	(366.1)
Property, machinery and equipment – Net	2,465.3	2,528.7
Rights of use	296.4	354.2
Other assets	204.1	187.5
Total assets	4,094.8	4,030.5

Current liabilities:
Bank loans and current maturities of long-term liabilities	180.8	129.1
Leases short-term	64.1	58.2
Suppliers	430.3	229.0
Other accounts payable and accrued expenses	551.9	526.6
Total current liabilities	1,227.1	942.9
Long-term liabilities:
Bank loans	73.8	53.6
Leases long-term	253.6	297.3
Deferred taxes	284.3	312.3
Other long-term liabilities	171.4	177.0
Total long-term liabilities	783.2	840.3
Total liabilities	2,010.3	1,783.1
Total stockholders´ equity	2,084.5	2,247.4
Total liabilities and stockholders´ equity	4,094.8	4,030.5
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Maritime	287.5	171.4	670.3	553.7
Ports and Terminals	51.2	69.1	177.4	245.4
Warehousing Services	32.6	30.8	92.5	107.5
Revenue from freight and services	371.3	271.3	940.3	906.6
Maritime	(243.3)	(146.5)	(597.7)	(483.9)
Ports and Terminals	(49.9)	(74.8)	(166.2)	(225.2)
Warehousing Services	(23.5)	(31.9)	(68.5)	(91.4)
Cost of freight and services	(316.7)	(253.2)	(832.4)	(800.5)
Maritime	(3.7)	(9.7)	(12.5)	(32.0)
Ports and Terminals	(6.9)	(8.7)	(25.9)	(28.1)
Warehousing Services	(12.1)	(10.5)	(36.9)	(31.2)
Depreciation and amortization	(22.8)	(29.0)	(75.2)	(91.3)
Maritime	40.5	15.2	60.2	37.8
Ports and Terminals	(5.6)	(14.4)	(14.7)	(7.9)
Warehousing Services	(3.0)	(11.6)	(12.9)	(15.1)
Results by business	31.8	(10.9)	32.6	14.7
Corporate expenses	(30.9)	(28.6)	(102.7)	(79.6)
Corporate depreciation and amortization	(1.1)	(2.1)	(3.3)	(14.1)
Non-recurring (expenses) income	(11.0)	(207.4)	(69.6)	(181.5)
Operating (loss) gain	(11.2)	(248.9)	(142.9)	(260.5)
Financial (expenses) income - Net	(8.4)	(10.0)	(18.9)	(27.0)
Leases financial expenses	(9.3)	(2.7)	(30.0)	(22.0)
Exchange gain (loss) - Net	(7.7)	(3.9)	7.8	(54.2)
Net financial cost	(25.4)	(16.5)	(41.1)	(103.2)
(loss) gain before taxes	(36.6)	(265.4)	(184.1)	(363.6)
Provision for taxes	(0.1)	(28.0)	21.1	35.9
Net (loss) gain for the period	(36.7)	(293.4)	(162.9)	(327.7)
Attributable to: Minority interest	(0.5)	(1.4)	(6.8)	(4.9)
Equity holders of GTMM, S.A.B.	(36.2)	(292.1)	(156.1)	(322.8)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.4)	(2.9)	(1.5)	(3.2)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.4)	(2.9)	(1.5)	(3.2)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Cash flow from operation activities:
Net loss for the period	(36.7)	(293.4)	(162.9)	(327.7)
Charges (credits) to income not affecting resources:
Depreciation & amortization	23.9	31.4	78.5	106.5
Deferred taxes	(2.8)	15.5	(28.0)	(64.6)
Other non-cash items	22.9	162.9	100.7	161.7
Total non-cash items	44.0	209.8	151.2	203.6
Changes in assets & liabilities	(36.5)	(34.6)	(84.3)	(121.5)
Total adjustments	7.6	175.2	66.9	82.1
Net cash used in operating activities	(29.2)	(118.3)	(96.0)	(245.6)

Cash flow from investing activities:
Proceeds from sales of assets	-	0.2	83.5	0.6
Payments for purchases of assets	(29.6)	(5.3)	(41.8)	(14.9)
Net cash (used in) provided by investment activities	(29.6)	(5.1)	41.7	(14.4)

Cash flow provided by financing activities:
Short-term borrowings (net)	44.0	5.8	33.8	(29.2)
Repayment of leases	(24.5)	(18.3)	(69.1)	(70.3)
Proceeds from (repayment of) long-term debt	(3.1)	11.2	19.7	(14.6)
Net cash provided by (used in) financing activities	16.5	(1.3)	(15.6)	(114.1)
Exchange effect on cash	4.4	(11.2)	3.2	49.7
Net decrease in cash	(38.0)	(135.8)	(66.7)	(324.3)
Cash at beginning of period	114.2	324.3	143.0	512.8
Cash at end of period	76.2	188.5	76.2	188.5
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.